UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Puyi Inc.

(Name of Issuer)

Ordinary share, par value $0.001 per share

(Title of Class of Securities)

69373Y109

(CUSIP Number)

February 13, 2019

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐       Rule 13d-1(b)

☐       Rule 13d-1(c)

☒       Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69373Y109	Page 2 of 11 Pages

1.	Names of Reporting Persons. YU Haifeng
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 79,232,000. See Item 4.
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 40,240,500. See Item 4.
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 79,232,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 87.6%. See Item 4.
12.	Type of Reporting Person: IN

CUSIP No. 69373Y109	Page 3 of 11 Pages

1.	Names of Reporting Persons. Worldwide Success Group Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 40,240,500. See Item 4.
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 40,240,500. See Item 4.
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,240,500
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 44.5%. See Item 4.
12.	Type of Reporting Person: CO

CUSIP No. 69373Y109	Page 4 of 11 Pages

1.	Names of Reporting Persons. Winter Dazzle Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0. See Item 4.
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 12,559,500. See Item 4.
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,559,500
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 13.9%. See Item 4.
12.	Type of Reporting Person: CO

CUSIP No. 69373Y109	Page 5 of 11 Pages

1.	Names of Reporting Persons. Danica Surge Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0. See Item 4.
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 13,600,000. See Item 4.
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,600,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 15.0%. See Item 4.
12.	Type of Reporting Person: CO

CUSIP No. 69373Y109	Page 6 of 11 Pages

1.	Names of Reporting Persons. Advance Tycoon Limited
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0. See Item 4.
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 12,832,000. See Item 4.
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,832,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 14.2%. See Item 4.
12.	Type of Reporting Person: CO

CUSIP No. 69373Y109	Page 7 of 11 Pages

Item 1(a).	Name of Issuer:

Puyi Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

42F, Pearl River Tower No. 15 Zhujiang West Road, Zhujiang New Town, Tianhe, Guangzhou

Guangdong Province, 510620, People’s Republic of China

Item 2(a).	Name of Person Filing

This Statement is filed on behalf of the following persons (collectively, the “Reporting Persons”):

i)	YU Haifeng;
ii)	Worldwide Success Group Limited
iii)	Winter Dazzle Limited
iv)	Danica Surge Limited
v)	Advance Tycoon Limited

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business office of Mr. YU Haifeng is 42F, Pearl River Tower No. 15 Zhujiang West Road, Zhujiang New Town, Tianhe, Guangzhou, Guangdong Province, 510620, People’s Republic of China

The principal business address of Worldwide Success Group Limited is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

The principal business address of Winter Dazzle Limited is Vistra Corporate Services Centre, Wickhams Cay Ⅱ, Road Town, Tortola, VG1110, British Virgin Islands.

The principal business address of Danica Surge Limited is Vistra Corporate Services Centre, Wickhams Cay Ⅱ, Road Town, Tortola, VG1110, British Virgin Islands.

The principal business address of Advance Tycoon Limited is Vistra Corporate Services Centre, Wickhams Cay Ⅱ, Road Town, Tortola, VG1110, British Virgin Islands.

Item 2(c).	Citizenship:

Mr. YU Haifeng is a citizen of the People’s Republic of China. Worldwide Success Group Limited, Winter Dazzle Limited, Danica Surge Limited and Advance Tycoon Limited are a British Virgin Islands companies.

Item 2(d).	Title of Class of Securities:

Ordinary shares, par value $0.001 per share

Item 2(e).	CUSIP Number:

69373Y109

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

This Item 3 is not applicable.

CUSIP No. 69373Y109	Page 8 of 11 Pages

Item 4.	Ownership:

Reporting Person	Amount beneficially owned		Percent of aggregate voting power(6)	Sole power to vote or direct the vote		Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition		Shared power to dispose or to direct the disposition
YU Haifeng	79,232,000	(1)	87.6%	79,232,000	(1)	0	40,240,500 (2)(3)(4)(5)		0
Worldwide Success Group Limited	40,240,500	(2)	44.5%	40,240,500	(2)	0	40,240,500	(2)	0
Winter Dazzle Limited	12,559,500	(3)	13.9%	0	(1)(3)	0	12,559,500	(3)	0
Danica Surge Limited	13,600,000	(4)	15.0%	0	(1)(4)	0	13,600,000	(4)	0
Advance Tycoon Limited	12,832,000		14.2%	0	(1)(5)	0	12,832,000	(5)	0

(1)	Represents (i) 40,240,500 ordinary shares held through Worldwide Success Group Limited. Worldwide Success Group Limited is a limited liability company incorporated in the British Virgin Islands and is wholly owned by YU Haifeng; (ii) 12,559,500 ordinary shares held by Winter Dazzle Limited, a limited liability company incorporated in the British Virgin Islands. Winter Dazzle Limited is wholly owned by Speed Fortune Holdings Limited, a limited liability company incorporated in the British Virgin Islands. YU Haifeng is the sole director of Speed Fortune Holdings Limited and contractually controls the sole voting power of all ordinary shares in the Issuer indirectly held by Speed Fortune Holdings Limited through Winter Dazzle Limited; (iii) 13,600,000 ordinary shares held by Danica Surge Limited, a limited liability company incorporated in the British Virgin Islands. Danica Surge Limited is wholly owned by Fine Tranquil Limited, a limited liability company incorporated in the British Virgin Islands. YU Haifeng is the sole director of Fine Tranquil Limited and contractually controls the sole voting power of all ordinary shares in the Issuer indirectly held by Fine Tranquil Limited through Danica Surge Limited; (iv) 12,832,000 ordinary shares held by Advance Tycoon Limited, a limited liability company incorporated in the British Virgin Islands. Advance Tycoon Limited is wholly owned by Altamonte Ridge Limited, a limited liability company incorporated in the British Virgin Islands. YU Haifeng is the sole director of Altamonte Ridge Limited and contractually controls the sole voting power of all ordinary shares in the Issuer indirectly held by Altamonte Ridge Limited through Advance Tycoon Limited.
(2)	Represents 40,240,500 ordinary share held by Worldwide Success Group Limited, which is a limited liability company incorporated in the British Virgin Islands and is wholly owned by YU Haifeng.
(3)	Represents 12,559,500 ordinary shares held by Winter Dazzle Limited. Winter Dazzle Limited is a limited liability company incorporated in the British Virgin Islands and is wholly owned by Speed Fortune Holdings Limited, a limited liability company incorporated in the British Virgin Islands. YU Haifeng is the sole director of Speed Fortune Holdings Limited. The disposal of ordinary shares held by Winter Dazzle Limited are decided by 66 individuals including 13 employees, who entrusted their voting power of such ordinary shares to YU Haifeng except for the matters related to share disposal. None of the 13 employees is the Issuer’s director or executive officer. None of the 66 individuals has the power to direct the disposition of one or more than one percent of the class of ordinary shares.

(4)	Represents 13,600,000 ordinary shares held by Danica Surge Limited. Danica Surge Limited is a limited liability company incorporated in the British Virgin Islands and is wholly owned by Fine Tranquil Limited, a limited liability company incorporated in the British Virgin Islands. YU Haifeng is the sole director of Fine Tranquil Limited. The disposal of ordinary shares held by Danica Surge Limited are decided by 66 individuals including nine employees, who entrusted their voting power of such ordinary shares to YU Haifeng except for the matters related to share disposal. None of the nine employees is Puyi’s director or executive officer. None of the 66 individuals has the power to direct the disposition of one or more than one percent of the class of ordinary shares.
(5)	Represents 12,832,000 ordinary shares held by Advance Tycoon Limited. Advance Tycoon Limited is a limited liability company incorporated in the British Virgin Islands and is wholly owned by Altamonte Ridge Limited, a limited liability company incorporated in the British Virgin Islands. YU Haifeng is the sole director of Altamonte Ridge Limited. The disposal of ordinary shares held by Advance Tycoon Limited is are decided by 65 individuals including 13 employees, who entrusted their voting power of such ordinary shares to YU Haifeng except for the matters related to share disposal. None of the 13 employees is Puyi’s director or executive officer. None of the 65 individuals has the power to direct the disposition of one or more than one percent of the class of ordinary shares.
(6)	For each Reporting Person, the percentage of aggregate voting power is calculated by dividing the voting power beneficially owned by such Reporting Person by the voting power of all of 90,472,014 ordinary shares as of February 13, 2020.

CUSIP No. 69373Y109	Page 9 of 11 Pages

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

This Item 10 is not applicable.

CUSIP No. 69373Y109	Page 10 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

YU Haifeng

By:	/s/ YU Haifeng

Worldwide Success Group Limited

By:	/s/ YU Haifeng
YU Haifeng
Director

Winter Dazzle Limited

By:	/s/ YU Haifeng
YU Haifeng
Director

Danica Surge Limited

By:	/s/ YU Haifeng
YU Haifeng
Director

Advance Tycoon Limited

By:	/s/ YU Haifeng
YU Haifeng
Director

CUSIP No. 69373Y109	Page 11 of 11 Pages

Exhibit Index

Ex.
A.	Joint Filing Agreement, dated February 13, 2020, by and between the Reporting Persons